March 11, 2008

By EDGAR and by Facsimile to (202) 772-9202

Securities and Exchange Commission

100 F Street

Washington, D.C.  20549

Attention:      Millwood Hobbs

                                                                        Staff Accountant

                                                                        Division of Corporation Finance

Re:                               Overstock.com, Inc.

SEC Comment Letter dated November 15, 2007

Form 10-K for the fiscal year ended December 31, 2006

Forms 10-Q for the fiscal quarters ended September 30, 2007, June 30, 2007 and March 31, 2007

                                                                                                File No. 0-49799

Dear Mr. Hobbs:

We write in response to your letter dated March 7, 2008 regarding the above-referenced filings.  The following responses are numbered to correspond to the Staff’s comments.

SEC Comment — 1.  Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

See responses below.  We will provide these additional disclosures in future filings.

SEC Comment — 2. Please tell us and revise your disclosure to explain what consideration was given to the impact of the correction of an error relating to your revenue recognition accounting policy with respect to your conclusion on the effectiveness of disclosure controls and procedures over financial reporting.

As part of our evaluation of the effectiveness of internal control over financial reporting, we analyzed the impact of the error relating to our revenue cut-off and the application of GAAP to our financial statements. We determined that the control deficiency underlying the error in our revenue recognition model represented a reasonably possible likelihood that we did not achieve one or more of our financial statement assertions. We determined that the magnitude of the relating reasonable possible misstatements was not material to either the interim or annual financial statements. We then determined that the deficiency was important enough to merit the attention of those responsible for oversight of our financial reporting; however, we concluded that a well-informed, competent and objective individual would not conclude that the deficiency is a material weakness.

Accordingly, we conclude that the deficiency constitutes a significant deficiency as defined by AS5.

As the deficiency did not have a material impact on the financial statements or related disclosures, we would also conclude that our disclosure controls and procedures over financial reporting were effective as of December 31, 2007. As we have concluded that the deficiency did not cause a material error to our financial statements, we do not believe it would be appropriate to specifically discuss this deficiency within our disclosure regarding the effectiveness of disclosure controls and procedures over financial reporting.

SEC Comment — 3. We have read your response and proposed revised disclosure to comment 3 of our letter dated January 4, 2008 regarding your revenue recognition accounting policy. Your disclosure on page F-15 states you adopted SAB 108 for the fiscal year ended December 31, 2006 as required. Accordingly, the cumulative effect provision available in fiscal 2006 at the time of our adoption of SAB 108 is a one-time option and is not available in connection with your reporting in fiscal 2007 of the correction of the error in your revenue recognition policy. Please revise your proposed disclosure to clarify your reporting of the error correction in fiscal 2007.

In response to your comment, we will modify the disclosure in our Form 10-K for the fiscal year ended December 31, 2007 as follows:

“From our inception through the third quarter of 2007, we recorded revenue based on product ship date. In the fourth quarter of 2007, we determined that we should not have recorded revenue until the delivery date. We performed a detailed analysis of this error and the impact of recording the cumulative effect of the error in the fourth quarter of 2007, and have determined that the impact of the correction is immaterial to the full year and fourth quarter of 2007 and to all prior periods.

As a result, we recorded the cumulative effect of this correction in the fourth quarter of 2007. This change resulted in a deferral of $7.8 million of revenue (including $2.1 million of direct revenue and $5.7 million of fulfillment partner revenue), and a decrease in cost of goods sold of $6.6 million ($1.8 million direct and $4.8 million fulfillment partner), which reduced gross profit and net income by $1.2 million (see Item 15 of Part IV, “Financial Statements” —Note 2 — “Summary of Significant Accounting Policies” — “Revenue Recognition”).  Prospectively, we will continue to recognize revenue based on delivery date.”

SEC Comment — 4. We note your response to comment 3 of our letter dated January 4, 2008 regarding the revised disclosure included on Exhibit E relating to revenue recognition. You state in the fourth paragraph that you estimate delivery date based on transit time information provided by your shipping carriers, and that the delivery date is typically one to six business days from the date of shipment. It is not clear from your response why you believe it is appropriate for you to rely on estimated transit time information provided by shipping carriers. Accordingly, please explain what method and approach you used to determine that transit time information provided by shipping carriers is sufficiently accurate to estimate delivery dates which you use as the basis for revenue cut-off and the amount of revenue that is recognized in each period. Tell us what factors and assumptions support your conclusion that the delivery date is typically one to six business days from the date of shipment. Also, please specifically address your consideration of shipping and delivery exceptions as reflected on your website.

As a retailer of general merchandise, we operate in a high volume/low margin business involving retail sales made to individual customers. Because our systems are set up to recognize revenue upon shipment (rather than on delivery), in order to recognize revenue based on delivery date, we must make a manual adjustment to defer the amount of revenue and cost of goods sold associated with shipments in transit at the end of each period. Because we generally ship daily approximately twenty thousand individual orders with an average order value of $100-$120 from our own distribution center in Salt Lake City, as well as from our 750 fulfillment partners’ distribution centers located across the country, it is impractical for us to track the delivery date of each individual order in a cost-efficient manner.  As a result, to record revenue based on delivery date, we must use an estimate.

Therefore, we have developed a methodology and approach for estimating the delivery date of orders shipped.  Our methodology used both our shipping carriers’ published transit time tables by the delivery destination state/zone and actual shipment transit time experience (taken from a sample of total shipments that occurred during the last ten days of 2007) to calculate an adjusted transit time by carrier and destination. We applied the adjusted transit times to shipments over the last several days of 2007 and of prior periods to determine the shipments that should have been deferred at the end of each period. A more comprehensive description of our methodology is included below.

As was demonstrated in the materiality analysis we provided in Part II of our response to comment 3 of your letter dated January 4, 2008, the adjustment to correct the error in our revenue recognition was not material to 2007.  In addition, in periods previous to 2007, when including the effect of the reversal of the prior quarter deferral into the current quarter, the difference was not material.  We conclude in our sensitivity analysis (included later in the response to this comment below) that  changes of 50% to 67% to our estimated deferral days would not have a significant effect on the materiality of the revenue deferral to 2007 and prior periods.

A Comprehensive Description of our Methodology for Determining our Estimate

The following is a comprehensive explanation of our method and approach for estimating the amount of revenue to defer in each period. We include the factors and assumptions that support our conclusion that the delivery date is typically one to six business days from the date of shipment, and how shipping and delivery exceptions are factored into our analysis.

To do this, we will describe:

1)              The underlying data used in the analysis

2)              The determination of our sample and testing procedures

3)              The development of our Adjusted Transit Time Schedule

4)              The resulting calculation of the revenue deferral estimate

5)              Our assertion that delivery date is typically one to six business days from shipment

6)              The sensitivity analysis

1.  Underlying Data.

The underlying data used to determine estimated delivery date included sales orders shipped during the full month preceding the December 31, 2007 cut-off date. This data was aggregated by delivery destination and shipping carrier type for each ship date.

Our orders are shipped by two main carrier types: (1) Medium Sized Orders (up to 150 lbs) which are shipped primarily via United Parcel Service (“UPS”) and the United States Postal Service (“USPS”); and (2) Less than Truck Load (“LTL”) orders (over 150 lbs.), which are shipped primarily through ABF Trucking Service. Therefore, we differentiate our analysis based on the carrier type.  Note that approximately 95% of our revenue for the full year 2007 was from Medium Sized Orders, and 5% from LTL orders.

2.  Determining our Sample and Testing Procedure.

To determine the most accurate transit time assumptions to be applied to our shipments, we initially obtained the standard transit time schedules for our primary carriers. We then took a non-statistical, risk-based approach to selecting a large sample of shipments (i.e., 300 shipments) to test the published transit time assumptions provided by the carriers for reasonableness. Although ours is not a statistical sample, we based our sample on the recommended size for a statistical sample to reach a 5% error rate and 95% confidence level for the population of shipments tested. The sample was taken from the shipments that occurred during the last ten days of 2007, as this was the population of shipments from which the deferral would be calculated. The selection was judgmentally weighted towards fulfillment partner shipments for which we have less visibility of shipping origin on a real-time basis and which account for approximately 70% of our sales. We also placed more emphasis on making selections from days where there would be more question of deliverability by the December 31, 2007 cut-off date (days 3-6 days from the end of the period).

3.  The Development of our Adjusted Transit Time Schedule.

The primary factor we used in determining our revenue deferral estimate was our adjusted transit time schedule by state and by carrier (“Adjusted Transit Time

Schedule”).  The Adjusted Transit Time Schedule was initially based on our shipping carriers’ published transit time tables by the delivery destination state/zone for LTL and UPS.  We then adjusted these transit times based on the actual transit times we obtained from our sample of 300 shipments.

We took our sample of 300 shipments from the total population of shipments that occurred during the last 10 days of the period (i.e., December 22-31, 2007), and from all shipping carrier types. Using tracking numbers assigned to these shipments, we obtained delivery confirmations from the respective carriers’ to determine the actual delivery date of each shipment sampled.  This enabled us to calculate the actual transit time for the shipments in our sample.  We then compared the actual transit time to the published transit time tables provided by our shipping carriers and calculated the difference between the actual transit times and the carrier published transit times.

We then summed up the differences between actual and published transit times and calculated an overall average difference, grouped by type of shipping carrier. We then adjusted the published transit times by the overall average difference to more accurately reflect the actual delivery times in order to create our Adjusted Transit Time Schedule, by destination state and by carrier (for example, if the carriers’ published transit time to California from Utah was two days, and the overall average transit time determined by our sample was an additional one day, we adjusted the transit time from Utah to California to three days).

Note that for 12 of the 300 shipments sampled, we were not able to calculate the actual transit time due to the tracking information being unavailable or invalid, and therefore the actual delivery dates were not available.  Due to the large size and non-statistical nature of our sample, we did not replace these with additional selections. However, the lack or invalidity of tracking information did not necessarily indicate transit times that would differ from the remainder of the sample.

4.  The Resulting Calculation of the Revenue Deferral Estimate.

We then applied our Adjusted Transit Time Schedule to all individual sales orders shipped during the ten days preceding our reporting cut-off period to determine an updated estimated transit time and delivery date for each state and shipping carrier for these sales orders.

Using this data, we determined by day, the orders shipped but not delivered by the end of the reporting cut-off period.  The calculation does not result in a 100% deferral of the last several days’ shipped sales, as it defers sales in relation to the actual shipping destination and the average transit time to each destination according to our Adjusted Transit Time Schedule. The total revenue deferral estimate by day at December 31, 2007 is shown in the table below:

5. Delivery Date is Typically One to Six Business Days from Shipment.

To support our disclosure that “the delivery date is typically one to six business days from the date of shipment,” we took our sample shipments and calculated the actual days in transit for each shipment.  The results below show that approximately 90% of shipments were delivered between one to six business days:

6. Sensitivity Analysis.

Below is a sensitivity analysis that shows what the result would be if our estimated number of days in transit were off by up to plus or minus two days (note that our base average deferral is between 3-4 days). Based on this analysis, we conclude that as much as a 50%-67% error in our overall transit time estimate (up to two days different than our base average deferral) would not result in a material adjustment to our financial statements. The highlighted row in our analysis below comes directly from our materiality analysis provided in Part II of our response to comment 3 of your letter dated January 4, 2008.

In the future, the reversing revenue deferral from one period will offset the revenue deferral for the following period. Accordingly, the net effect of this adjustment to revenue and net income will be less significant in future periods than the cumulative percentages shown above.

SEC Comment — 5. Please tell us and revise your disclosure to clarify whether you estimate the delivery date for each order and if the transit time information used to estimate the delivery date is based on the type of product shipped in addition to the original warehouse and shipping zone. In this regard, we note for example that books, music, movies and games are usually delivered 5-10 business days after being shipped but may take up to three weeks.

We will modify our disclosure in our Form 10-K for the fiscal year ended December 31, 2007 regarding revenue recognition as follows:

“Revenue related to merchandise sales is recognized upon delivery to our customers.  We estimate the delivery date for each order based on average shipping transit times.  We consider fulfillment source, carrier type and delivery destination in determining average transit times.  The delivery date is typically one to six business days from the date of shipment.”

On our website, we say that Media sales (which are typically sent USPS and have historically constituted approximately 7-10% of our sales) may take up to three weeks to deliver. However, based on the USPS Media shipments included in our sample (which represented 13% of the total shipments sampled), Media orders were in transit between four to eight business days, with an average of five business days.  We provide the disclosure to our customers stating conservative delivery times for USPS shipments because of tracking limitations on these shipments while in transit.   We believe that by providing this disclosure, we reduce the amount of customer service required to support these orders. However, our experience is that actual transit times for USPS shipments are similar in nature to other carriers of Medium Size orders such as UPS. Also, transit times from actual USPS shipments were included in our sample and are factored into our overall transit time estimates.

In addition, we ship products such as furniture and other large items via LTL.  Based upon our sample of LTL shipments (which constituted approximately 3% of our sample), we found the actual transit time was between four and twelve business days, with an average of six business days. Although this transit time is slightly longer than our other carriers, the revenue deferral estimate factors the longer delivery times required for LTL orders into the calculation. Note that LTL shipments only accounted for 5% of our sales in 2007 (as some furniture and other large items are less than 150 lbs. and still ship UPS), with 95% coming via UPS and USPS.

SEC Comment — 6. Part I of your response to comment 3 includes proposed disclosure where you state “Revenue related to merchandise sales is recognized upon delivery to and acceptance by our customer.” Since you are estimating the delivery date, explain how you are determining customer acceptance.

Our standard terms and conditions do not require customer acceptance. In addition, we are selling retail products that are readily available and not customized in any way for the customer. Therefore, we believe that if acceptance were required, it would be based on seller specified objective criteria and accounted for in a manner similar to a warranty. We will modify our disclosure to remove reference to acceptance by our customer as follows:

“Revenue related to merchandise sales is recognized upon delivery to our customers.”

SEC Comment — 7. Please tell us how you determined the as adjusted amounts reflected in your analysis in Part II of your response to comment 3 of our letter dated January 4, 2008. Tell us if you used actual delivery dates.

Our calculation of the adjusted amounts uses both our shipping carriers’ published transit times by delivery destination state/zone and actual shipment transit times from our experience to calculate an adjusted transit time by carrier and destination. See our response to comment 4 above for the full explanation.  Specifically note that section entitled “Calculation of the Revenue Deferral.”

SEC Comment — 8. In paragraph one of Part II of your response to comment 3 of our letter dated January 4, 2008 you state that it is appropriate to record the effect of the correction in the fourth quarter of 2007, deferring all sales that were in-transit as of that date. Please explain how you determined what sales were in transit, the amount to defer and clarify if the date to which you are referring is December 31, 2007 or a range of dates. For example, clarify if all sales made six days prior to December 31, 2007 were deferred.

Refer to our response to comment 4 above for our explanation of how we determined what sales were in transit and the amount to defer.  We defer the estimate of sales that were shipped but not delivered as of December 31, 2007.

SEC Comment — 9. In accordance with your response to comment 9 of our letter dated November 15, 2007, you are expected to file amendments to your annual and quarterly reports due to undated 906 certifications filed by your CEO and CFO. Accordingly, please amend Form 10-K for the fiscal year ended December 31, 2006, and each of the three quarterly Form 10-Q’s providing new 302 and 906 certifications that have a current date. As noted in our prior comment, full amendments are required to correct the date omission on the 906 certifications previously filed with these reports.

We will file these amendments to our Form 10-K for the fiscal year ended December 31, 2006, and each of the three quarterly Form 10-Q’s providing new 302 and 906 certifications with a current date as requested.

*              *              *              *              *

At your request, the Company acknowledges that:

1.               The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.               The Company may not assert the Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 801-947-3120.

Very truly yours,

/s/ David K. Chidester

David K. Chidester

Senior Vice President, Finance

Overstock.com, Inc.

Copies:                                                        Ms. Donna Di Silvio

By Facsimile: 202-772-9202

                                                                                                Senior Staff Accountant

Division of Corporation Finance

                                                                                                Mr. Michael Moran

By Facsimile:  202-772-9202

                                                                                                Accounting Branch Chief

Division of Corporation Finance